Questar Corporation 333 South State Street P.O. Box 45433 Salt Lake City, UT 84145-0433

November 20, 2012

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Via Edgar

Re: Comment letter dated November 8, 2012
Questar Corporation
Form 10-K for the year ended December 31, 2011
Filed February 24, 2012
Form 10-Q for the quarter ended June 30, 2012
Filed August 1, 2012
File No. 001-08796

Dear Ms. Thompson,

We have reviewed your letter dated November 8, 2012, concerning the Questar Corporation Form 10-K for the year ended December 31, 2011, and Form 10-Q for the quarter ended June 30, 2012. Following are our responses to your comments:

Form 10-Q for the quarter ended June 30, 2012

1.
We note your response to comment 9 from our letter dated September 28, 2012. Please explain to us in more detail why Questar Gas credits cost of natural gas sold as gas is injected into underground storage. As the gas has not yet been sold, we are unclear as to why this entry affects cost of gas sold. To assist us in understanding your response and your accounting:

•
Please tell us when the guaranteed profits provided to Wexpro under the Wexpro Agreement, and profits, if any included in inventory storage and transportation costs attributable to Questar Pipeline, are reflected in your consolidated financial statements.

•	Please provide us with a representative example of the journal entries you record when gas is injected into underground storage and also when gas is withdrawn from underground storage.

•	Please also provide us with a representative example of related adjusting journal entries made to consolidate your financial statements.

The consolidated cost of sales as shown on Questar Corporation's consolidated income statement represents the cost of gas purchased from third parties. For annual periods, the balance correctly reflects these purchases.

Volumes of natural gas sold by Questar Gas are seasonal with the majority of the natural gas sold in the first and fourth quarters. Questar Gas also injects natural gas into underground storage during the second and third quarters, to be withdrawn from storage during the first and fourth quarters. During the second and third quarters, purchases of natural gas from third parties are relatively small. Most of the natural gas sold or injected into storage during these quarters is acquired from Wexpro. A credit balance remains in cost of gas sold after elimination of intercompany revenues and adjustments for natural gas injected into storage and to record the difference between actual gas costs and costs allowed in rates.

In response to your questions:

•
Under the terms of the Wexpro Agreement, Wexpro earns a return on its investment in successful gas wells. The amount of the return is not dependent upon volumes of gas delivered to Questar Gas. The return is charged each month along with operating costs and depreciation costs. Questar Gas records the amount charged by Wexpro on its income statement as cost of gas sold. Additionally, the entry to costs of gas sold on Questar Gas's books is adjusted to record the value of net gas injections and withdrawals into underground storage and to record, as an adjustment to regulatory assets or liabilities, the difference between actual gas costs and amounts allowed in rates charged to customers. The entry on Questar Gas's books (as shown below) to record the value of net injections or withdrawals of gas into underground storage is based on the weighted average cost of gas purchased from third parties and Wexpro. The amounts recorded into storage will be recovered from customers.

•
Questar Pipeline provides transportation and storage services to Questar Gas. The charges for these services are primarily based on demand using the straight fixed-variable rate design as required by the Federal Energy Regulatory Commission. The majority of the charges do not vary based on the volumes of gas transported or stored for Questar Gas by Questar Pipeline. Questar Gas does not include the cost of transportation and storage services in the weighted average cost of gas to value the injection of natural gas into storage.

•	Following is a summary of entries recorded by Questar Corporation and its subsidiaries to reflect the cost of goods sold for the quarter ended June 30, 2012 (dollars in millions):

Company	Description	Debit	Credit
Questar Gas	C of G S – Gas purchases – 3rd parties	2.8
	C of G S – Wexpro operator fees	69.5
	C of G S – Gas well royalties	6.1
	C of G S – Transportation fees	14.8
	C of G S – Gathering fees	5.1
	C of G S – Storage fees	4.1
	C of G S – Other gas supply expenses	1.4
	Accounts payable		103.8
	To record cost of gas acquired

	Inventory – gas stored underground	16.5
	Cost of gas sold		16.5
	To record gas injected into underground storage

	Regulatory asset – unrecovered purchased gas cost	11.8
	Cost of gas sold		11.8
	To record difference between cost of gas sold and cost allowed in rates

Questar Pipeline	Cost of goods sold	0.7
	Accounts payable		0.7
	To record other cost of goods sold

Eliminations	Wexpro operator fee revenues	69.5
	Questar Pipeline transportation revenues	14.6
	Questar Pipeline storage revenues	3.6
	Cost of goods sold		87.7

Consolidated	Balance in cost of sales		11.5

•
The entry to record gas withdrawn from storage is to debit cost of gas sold and to credit underground storage inventory. The value of the gas withdrawn from storage is the average cost of gas held in inventory. Since the gas cycles in and out of underground storage inventory on an annual basis, the value of gas withdrawn during a year approximates the value of gas injected into storage.

Questar Corporation is committed to providing the necessary disclosure to make its financial statements clear and understandable. Questar Corporation proposes that it will add footnote disclosure to show the components of cost of sales beginning with the annual report on Form 10-K to be filed for the year ending December 31, 2012. Additional disclosure would include the following components of cost of sales:

Gas purchases from third parties
Gas purchases from Wexpro
Net (injections) withdrawals of gas from storage
Transportation, storage and gathering costs
Regulatory (under) over recovery of gas costs
Other gas purchase costs
Other cost of sales
Elimination of intercompany transactions
Total cost of sales

Questar Corporation acknowledges that: (1) we are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities law of the United States.

Please contact me at 801-324-5407, email kevin.hadlock@questar.com, or David Curtis, VP & Controller, at 801-324-2403, email dave.curtis@questar.com, if you have any questions regarding our response to your comment letter.

Sincerely,

/s/Kevin W. Hadlock

Kevin W. Hadlock
Executive vice president and chief financial officer
Questar Corporation